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                                   UNITED STATES               OMB APPROVAL
                        SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                                               3235-0145
                              WASHINGTON, D.C. 20549           Expires: December
                                                               31, 2005
                                   SCHEDULE 13G                Estimated average
                                  (RULE 13D-102)               burden hours per
                                                               response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  ALDILA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    014384200
                                 (CUSIP Number)

                                FEBRUARY 24, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [     ]   Rule 13d-1(b)
  [  X  ]   Rule 13d-1(c)
  [     ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  014384200

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners, LP
                        16-1619246
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                    5.  SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY        6.   SHARED VOTING POWER
OWNED BY                 274,825
EACH
REPORTING           7.   SOLE DISPOSITIVE POWER
PERSON WITH              0

                    8.   SHARED DISPOSITIVE POWER
                        274,825

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            274,825

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.12%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

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CUSIP NO.  014384200

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners (QP), LP
                        20-3549760
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                   5.   SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY       6.   SHARED VOTING POWER
OWNED BY                274,825
EACH
REPORTING          7.   SOLE DISPOSITIVE POWER
PERSON WITH             0

                   8.   SHARED DISPOSITIVE POWER
                        274,825

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            274,825

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.12%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

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ITEM 1.
          (A)  NAME OF ISSUER   ALDILA, INC.
          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               13450 Stowe Drive, Poway, CA 92064

ITEM 2.
          (A)  NAME OF PERSON FILING
               Pike Capital Partners, L.P.  and Pike Capital Partners (QP), LP
          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
               Both entities have an address at 275 Madison Avenue, Suite 418, New York, NY 10016
          (C)  CITIZENSHIP
               Both entities were formed under the laws of the State of Delaware
          (D)  TITLE OF CLASS OF SECURITIES
               Common Stock
          (E)  CUSIP NUMBER
               014384200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable



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ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

Pike Capital Partners, LP
Pike Capital Partners (QP), LP

            (A)  AMOUNT BENEFICIALLY OWNED:  274,825
            (B)  PERCENT OF CLASS: 5.12%
            (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                 (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
                 (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 274,825
                 (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
                 (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        274,825


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.     CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 7th day of March, 2006



                            PIKE CAPITAL PARTNERS (QP), LP
                            By: Pike Capital Management LLC, its General Partner

                            By:   /s/ Daniel W. Pike
                                  ------------------
                                  Daniel W. Pike, Managing Member

                            PIKE CAPITAL PARTNERS, LP
                            By: Pike Capital Management LLC, its Gneral Partner

                            By:   /s/ Daniel W. Pike
                                  ------------------
                                  Daniel W. Pike, Managing Member

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EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B   Joint Filing Agreement dated March 7, 2006 among Pike Capital
            Partners (QP), LP and Pike Capital Partners, LP.

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Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

(1) Pike Capital Partners (QP), LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners (QP), LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

(2) Pike Capital Partners, LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners, LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

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                             JOINT FILING AGREEMENT

                     This Agreement is filed as an exhibit to Schedule 13G being filed by Pike Capital Partners (QP), LP and Pike Capital Partners, LP in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the
         Schedule 13G to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G/A and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


                     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Dated this 7th day of March, 2006


                            PIKE CAPITAL PARTNERS (QP), LP
                            By: Pike Capital Management LLC, its General Partner

                            By:  /s/ Daniel W. Pike
                                 ------------------
                                 Daniel W. Pike, Managing Member


                            PIKE CAPITAL PARTNERS, LP
                            By: Pike Capital Management LLC, its General Partner

                            By: /s/ Daniel W. Pike
                                ------------------
                                Daniel W. Pike, Managing Member